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                                                                    Exhibit 99.1

[POLYMER GRAPHIC APPEARS HERE]                               Polymer Group, Inc.
                                                                   P.O. Box 5069
                                                         N. Charleston, SC 29405
                                                        Contact: Robert Johnston
                                                                    843-566-7293

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                       PGI Investor Relations News Release
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                Polymer Group, Inc. Announces Restructuring Plan
             Expected to Produce Annual Savings of $55 - $60 Million

For Immediate Release

Monday, November 5, 2001

[North Charleston, South Carolina] -- Polymer Group, Inc. (NYSE: PGI) announced today that it is in the process of finalizing a restructuring plan aimed at producing annual savings of $55 - $60 million and plans to take a fourth quarter restructuring charge anticipated to be less than $150 million. The exact amount of the charge will be determined when all aspects of the restructuring plan are finalized.

Highlights of the restructuring plan include:

o    Fourth quarter restructuring charge of less than $150 million.

o The cash component of the restructuring charge to be approximately $10 - $15 million, predominantly for severance costs.

o Non-cash charges are expected to be less than $135 million, related primarily to a write-down of goodwill and intangible assets.

o    14% reduction in PGI's worldwide workforce

o PGI anticipates annual savings of approximately $55 - $60 million from reduced overhead expenses, improved manufacturing efficiencies, lower payroll costs and a material reduction in Apex(R) qualification and trial costs.

Commenting on this announcement, Jerry Zucker, Polymer Group Chairman, President and CEO stated, "This is an important step in positioning Polymer Group to return to growth and profitability in the coming quarters. This decision will result in a repositioning of assets throughout our system, reducing much of the trial, qualification and commercialization costs of our Apex(R) programs and a material reduction in our manufacturing costs. This restructuring will result in annual savings in the range of $55 to $60 million once fully implemented. The

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restructuring program will commence in the fourth quarter and will continue to ramp-up throughout 2002."

Polymer Group intends to provide employees impacted by the workforce reduction with severance pay, benefits continuation and priority hiring in other Polymer Group facilities.

Polymer Group, Inc., the world's third largest producer of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The Company employs more than 4,000 people and operates 25 manufacturing facilities throughout the world. Polymer Group, Inc. is the exclusive manufacturer of Miratec(R) fabrics, produced using the Company's proprietary advanced APEX(R) laser and fabric forming technologies. The Company believes that Miratec(R) has the potential to replace traditionally woven and knit textiles in a wide range of applications. APEX(R) and Miratec(R) are registered trademarks of Polymer Group, Inc.

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause actual results to differ from those indicated in forward-looking statements can include, but are not limited to, the following: (i) increased competition in markets in which the company competes, (ii) increased costs, (iii) changes in conditions of the general economy and (iv) the company's substantial leverage position. Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the company's 2001 Annual Report on Form 10K.

For further information, please contact:

         Robert Johnston or
         Dennis Norman
         Investor Relations
         Polymer Group, Inc.
         P.O. Box 5069
         North Charleston, SC 29405
         Telephone  No.:   (843) 566-7293
         Web:              www.polymergroupinc.com
         E-mail:           johnstonr@pginw.com
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